TRILOGY CAPITAL

Host:  Michael Briola

April 18, 2007/12:00 p.m. EDT

TRILOGY CAPITAL

April 18, 2007

12:00 p.m. EDT

Moderator

Ladies and gentlemen, thank you for standing by and welcome to the Peace Arch Entertainment conference call.  At this time all lines are in a listen-only mode.  Later we will conduct a question and answer session.  As a reminder, this conference is being recorded.

I would now like to turn the conference over to Executive Vice President, Michael Briola.  Please go ahead.

M. Briola

Good morning, ladies and gentlemen.  I’m Michael Briola, Executive Vice President of Trilogy Capital Partners and I’m pleased to welcome you to today’s Peace Arch conference call.

Before we get started I’d like to read a cautionary statement.  This conference call maybe contain forward-looking statements made by the senior management of Peace Arch Entertainment that involve risks and uncertainties that could affect Peace Arch Entertainment’s ability to achieve the anticipated financial results.  Additionally certain statements contained in this call that are not based on historical fact are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.    Peace Arch Entertainment intends that forward-looking statements in the call be subject to the safe harbor created thereby.  Peace Arch Entertainment’s actual results could differ materially from the results projected in or implied by such forward-looking statements as a result of risk factors, including the risk factors set forth in Peace Arch’s filings with the SEC.

With that I’d like to introduce Mr. John Flock, President of Peach Arch Entertainment.  John.

TRILOGY CAPITAL

Host:  Michael Briola

April 18, 2007/12:00 p.m. EDT

J. Flock

Thanks, Michael.  Good morning, everyone.  I’m very pleased to welcome you to this conference call and I appreciate the opportunity to discuss our most recent quarterly financial results with you.

Our financials showed some very encouraging results this quarter that really demonstrate the progress we’ve made over the past year and validate our strategy for growth and increasing value for our shareholders.

I’d like to walk you through some of the key events that have taken place since the beginning of last quarter and I’ll be taking specific questions a little later in the call.

But first, for those of you who are new to Peace Arch, let me give you some quick background about our company.  Peace Arch Entertainment produces, acquires and distributes feature film and television programming to worldwide audiences.  We have approximately 60 employees with offices in Toronto, Los Angeles, New York and Vancouver.

Our business model is really quite simple.  We make or acquire film and television programming that we sell to distributors and broadcasters around the world.  We have one of the best sales teams in the business, who have longstanding relationships with distributors and broadcasters in virtually every country around the globe.

Those distributors and broadcasters pay us guaranteed license fees and a piece of the profits they make on our projects.  Our goal is to make sure those license fees exceed our cost of making or acquiring our projects.  We don’t rely on their success at the distributor’s level in order to make a profit ourselves.  We want our license fees to exceed our costs.  That is the essential basis of our business.  It’s low risk and, with the experience of our team, we believe it’s reasonably predictable.

Over the past year we created a large inventory of valuable new film and television product to sell.  During fiscal 2006 we produced or acquired 20 new films and dozens of hours of television programming for our distributor and broadcast clients.  Most of these new titles are just being brought to market in fiscal 2007 and we’re beginning to see the positive impact that has had on our financial statements in the quarter just ended.

We expect to continue to producing or acquiring a similar number of new titles over the coming 12 months, which make us one of a handful of go to suppliers for worldwide distributors and broadcasters.

TRILOGY CAPITAL

Host:  Michael Briola

April 18, 2007/12:00 p.m. EDT

To summarize quickly: we have a great sales team, we have a steady supply of top quality product and we take a low risk approach to producing or acquiring new content to sell.  This is the foundation on which we are building our business at Peace Arch.

We manage that business through three divisions:  film, television and home entertainment.  Our film division develops, packages, finances and produces new movies intended for theatrical or direct-to-video release.  We make most of our movies in Canada in order to take advantage of Canadian tax credits and international film subsidies that reduce our costs and further ameliorate our risk, but we produce movies all over the world.

We try to produce or acquire four to six films per year that are intended for theatrical release.  These are oriented towards the major international film festivals like Sundance, Cannes, San Sebastian and Toronto.  Our first crop of these films are just now coming to market and include such titles as Delirious, Chapter 27, Watching the Detectives and In Tranzit.

Delirious is a comedy starring Steve Buscemi, Michael Pitt, Alison Lohman, Gina Gershon and Elvis Costello that has been playing the international festival circuit recently.  Chapter 27 is a drama starring Jared Leto and Lindsay Lohan.  Each of these movies had its North American premiere at the Sundance Film Festival in January and attracted a lot of attention from critics, audiences and distributors around the world.  We expect both of them to be released theatrically in the U.S. in the fall and will be announcing our release plans soon.

Another film that we’re in the process of finishing right now is called Watching The Detectives, which is a romantic comedy starring Lucy Liu and Cillian Murphy.  Our fourth theatrical title, In Tranzit is another drama that stars John Malkovich and Vera Farmiga who received a lot of attention for her role in Martin Scorsese’s The Departed.

These titles have created a significant amount of credibility for Peace Arch over the last year as a producer, financier and distributor, which has resulted in a slew of potential new projects for the upcoming year featuring similarly recognizable talent.  We’re very excited by the new theatrical titles we have in the works and we’ll be announcing more of them quite soon as well.

In addition to our theatrical titles our Film Division makes or acquires a dozen or so lower budget genre films every year that are intended as DVD

TRILOGY CAPITAL

Host:  Michael Briola

April 18, 2007/12:00 p.m. EDT

premieres.  Last year we focused quite heavily on horror and thriller titles, most of which are just now coming to the market.  This year we’ve been diversifying into action/adventure, family films and the occasional comedy and we expect to find an even broader audience for those films than for our previous titles.

We’ve been fortunate enough to have arranged some strong ongoing distribution agreements with a number of outside distribution companies for all of our titles, which make their risks quite small and their financial performance fairly predictable for us.

Some of our more important distribution relationships now are with Sony Entertainment, Genius Entertainment, Showtime and a number of other key distributors outside North America.

That’s our Film Division.

Our second operating division is Television, which finances, produces and licenses mini-series, made for television movies, lifestyle series and the occasional documentary.

Last year we produced a handful of TV movies for the Lifetime network here in the U.S. and made a half dozen films for the Sci-Fi network through a relationship we have with Robert Halmi Entertainment. We continue to produce half hour lifestyle series through our subsidiary The Eyes, which is based in Vancouver, and have a number of those on the air right now in Canada that we’re distributing around the world as well.

Most notably on the television side we produced a very large mini-series called The Tudors that premiered to record audiences for Showtime here in the States in the early part of April and has already proven to be very profitable for us.  You may have seen the press releases that hit the wire yesterday announcing that Showtime has renewed The Tudors for a second full season.  This is very exciting for us as we believe it will provide significant revenues for fiscal 2008 in addition to what it’s doing for us in 2007.  We expect that The Tudors will have a long and successful run on Showtime and with our international distributors.

We see television as a big potential growth area for us and we’re looking at more mini-series, higher profile TV movies and are even developing a few dramatic series that we think have potential in the future.  As on our

TRILOGY CAPITAL

Host:  Michael Briola

April 18, 2007/12:00 p.m. EDT

feature films, we take a risk averse approach to the financing of these projects.

On all of our projects we rely primarily on tax credits, pre-sold license fees from our distribution and broadcast clients and non-recourse bank loans to fund nearly all of our production costs. That’s for both film and television.  In short we do not put our company at risk for the cost of producing our programming.

Our third operating division is Home Entertainment.  A year ago we acquired Kaboom Entertainment, one of the top independent DVD distributors in Canada.  The results have been terrific as our CFO, Mara DiPasquale, will discuss in a minute.  We’ve extended our brand relationships at Kaboom, expanded our distribution operation beyond Kaboom’s core strength of family and children’s entertainment and acquired a number of new titles that have outperformed well-known studio product in Canada.We are now established in Canada as Peace Arch Home Entertainment and we plan to use that platform to acquire additional distribution operations in Canada and possibly in the United States.

As I’ve talked about on these calls before, in addition to organic growth an essential part of our strategy is to acquire undervalued content and distribution assets.

Kaboom was the first of those acquisitions for us, and during the last quarter we completed our second, the purchase of Castle Hill Productions and its partner Dream, LLC.  That acquisition brought Peace Arch a 500 plus title film library representing one of the largest independent feature film libraries in the world.  With recent additions we’ve made to our sales team we expect sales of that library product to pretty quickly stand alongside new content sales and our Canadian DVD distribution operation as revenue generators for the company.

There are other important benefits to our last acquisition beyond bringing all this new content to our sales operations.  Our ability to exploit these library titles makes us less dependent on new production for revenues and earnings and the acquisition brings to Peace Arch a proven U.S. distribution and licensing operation with an experienced executive team.  On a net basis it’s quite accretive for us and has lots of rights immediately available that we can feed into our sales operations in Canada, the U.S. and abroad.

TRILOGY CAPITAL

Host:  Michael Briola

April 18, 2007/12:00 p.m. EDT

That’s the basic overview of our business.  With all of this going on, we expect fiscal 2007 to continue being a banner year for Peace Arch.  In a moment I’ll recap some of the transformative events that took place during the last quarter, one of our most profitable periods in recent memory.  As you’ll see we’ve been working diligently to increase shareholder value through a number of strategic initiatives.

Right now, however, I’d like to introduce our CFO, Mara DiPasquale who will present our second quarter results.  Mara.

M. DiPasquale

Thank you, John.  We are pleased to announce that Peace Arch’s revenues grew at a record pace for the three months ended February 28, 2007.  All results from here on in are denominated in Canadian dollars.

Revenues totaled $20.3 million for the quarter compared to $3.7 million for the same period last year, which is a substantial increase of 450%.  Peace Arch revenue streams for the quarter were derived primarily from the three business segments, Motion Pictures 31%, Television 37% and Home Entertainment 32%.

A significant reason for the increased revenue is primarily due to the delivery of five episodes of The Tudors in the Television business.  And we saw positive gains from our Motion Picture business.

Kaboom operating results have been included for the full quarter in Q2 of fiscal 2007 at $6.6 million versus $2.5 million in the same period last year since the acquisition occurred in January 2006.

Peace Arch reported net earnings of $2.2 million or $0.06 per diluted share compared to a net loss of $700,000 for a comparable fiscal 2006 period or a loss of $0.04 per diluted share.  The profitability in the second quarter is driven by higher revenue volumes and the company’s strategy of growth with a focus on the distribution side of the business.

Included in earnings for the three months ended February 28, 2007 was $1 million from the favorable settlement of an outstanding legal dispute.

That covers the highlights, John.

J. Flock

Thanks, Mara.  Our management team has been energized by these strong quarterly results.  We believe they reflect our ability to execute on the strategic plan that we implemented last year to successfully turn Peace

TRILOGY CAPITAL

Host:  Michael Briola

April 18, 2007/12:00 p.m. EDT

Arch around and create a vibrant and highly profitable entertainment company.

The second quarter of fiscal 2007 was truly transformative for us.  We successfully premiered two critically acclaimed movies, Delirious and Chapter 27, at the prestigious Sundance Film Festival in January.  Both films generated considerable buzz among industry executives and audiences at large and we’ll be announcing release plans shortly, as I mentioned before.

One of our direct-to-video titles called The Mad also had a stellar premiere at the Canadian Filmmakers Festival in Toronto, filling the prestigious opening film slot.  This is the kind of below the radar film that we make inexpensively up in Canada, but could really generate some nice returns for us.

On the TV side we sold international distribution rights to The Tudors, our big series, to Sony for a substantial license fee and a significant share of Sony’s potential profits.  That made The Tudors very lucrative for us right away.  The show premiered on Showtime to the highest ratings Showtime has had in more than three years, which induced Showtime to renew the show for a second season as we announced yesterday.  We believe this is truly a milestone event for Peace Arch and its shareholders and will continue to generate profits for us for years to come.

One of the things we announced during the quarter was the licensing of our feature film Animal 2 to Genius Products, which is one of the leading home entertainment distributors in the United States.  The original Animal was one of the top selling direct-to-video titles of 2005 and we expect that both Peace Arch and Genius will profit handsomely on the sequel.  Animal 2 is just one of 13 titles that Genius is now distributing for us in the U.S. home entertainment market.  It’s been a very profitable relationship for us.

Just recently we acquired worldwide distribution rights to another feature film that we expect to be theatrical.  It’s called The Deal, which stars William Macy, Meg Ryan and LL Cool J.  That picture is currently filming in South Africa and we’re planning a 2008 theatrical release.

As I mentioned at the beginning, we recently ramped up our international distribution team with the hiring of Kevin Byles as President of International Distribution and his colleague, Victor Rodriquez as Executive Vice President of International Distribution.  Both have major

TRILOGY CAPITAL

Host:  Michael Briola

April 18, 2007/12:00 p.m. EDT

studio experience and join us from the Canadian Network CHUM International where they were one of the best TV sales teams in the business.

Another major addition to our senior management team was Julie Sultan, who we brought in as Executive Vice President of International Theatrical Film Sales.  Julie joins us from Lakeshore Entertainment where she was Vice President of International Sales.  Her focus will be on the sales of our theatrical product.  So right now we think we have really one of the strongest sales teams in the international film and television business.

Those are some of the highlights of the past quarter and subsequent events that took place in the last six or eight weeks.  I invite you to look through our press releases for the past few months and see how committed our team at Peace Arch is to continue building shareholder value.

Perhaps now we can take some questions from investors.  Moderator.

Moderator

We have a question from the line of Josh Nelson.  Please go ahead.

J. Nelson

Hi, John.  My question is regarding the Castle Hill acquisition.  Could you expand a bit more on how Peace Arch is going to be able to capitalize on that acquisition and on your growing library of content in general?

J. Flock

What is happening on these library acquisitions is we’re looking to smooth our earnings quarter-over-quarter so we’re not so dependent on new production.  When we looked at Castle Hill in particular we found a profitable library, they were already doing reasonably well on their own, but they had a real focus on distributing their films in the U.S. market in particular and were ignoring the Canadian market and the international market except on a real ad hoc basis.

So we basically priced it on the basis of cash flow that they were generating already from the U.S., but our strategy was to take those titles and begin to exploit them internationally and in Canada as well.  So in Canada the plan is to use our existing sales team to sell to Canadian television and distribute them on DVD through our own company, Peace Arch Home Entertainment.

Internationally, as I mentioned earlier, we just brought Kevin Byles and Victor Rodriguez over from CHUM International who have a lot of experience selling this kind of programming to broadcasters in every

TRILOGY CAPITAL

Host:  Michael Briola

April 18, 2007/12:00 p.m. EDT

country in the world.  So we think we priced it right based on its existing business, but the potential for growing that business through our own distribution operation made it a really exciting acquisition for us.

Moderator

Thank you.  Our next question comes from the line of Danielle Kelley.  Please go ahead.

D. Kelley

I’ve looked and I haven’t really found any other publicly traded entertainment companies.  Is there an example of a competitor in the public markets with a business model like Peace Arch’s?

J. Flock

The example that we frequently hear from other people and we’ve used on our own really is Lionsgate.  Peace Arch looks an awful lot like Lionsgate looked maybe five or six years ago. It was a Canadian company, had a Canadian distribution operation, an international sales team, and a market cap of about $100 million.  That company now has a market cap of about $1.2 billion, so it’s not a bad model for us to emulate.

The way we’re similar is operationally we’ve got a library to exploit, we make a lot of low budget genre product and we’re looking to have the occasional film, in Lionsgate’s case it was Saw and a couple of other titles, that really broke out for them and put them on the map.  But really it’s a singles and doubles business.  We’re not swinging for the fences; we’re not trying to make giant expensive hit movies with big marketing campaigns.  We’re just nibbling at the edges.

What we don’t see are any other companies in the public sector between Peace Arch and Lionsgate in terms of the market cap.  We’re traded on the American Exchange.  There are few companies in the pink sheets, but really there are no other public companies in the sector between us and Lionsgate.

Moderator

Our next question comes from the line of Steven Gold.  Please go ahead.

S. Gold

Great quarter.  Just two questions actually, the first of which is to what extent do you guys think you can leverage your relationship with Showtime, which seems to be quite fruitful, especially given The Tudors.  To what extent can you integrate your other business lines into that relationship given that you already have what I would see as a nice presence with that group?

TRILOGY CAPITAL

Host:  Michael Briola

April 18, 2007/12:00 p.m. EDT

J. Flock

We’re exploring that with them right now.  I think the renewal of The Tudors was a positive event for both Peace Arch and for Showtime.  They do acquire rights for their pay television service and we’ve actually sold them quite a few shows already, basically our completed films, and we’re exploring a couple of other opportunities with them to produce new series, to arrange an overall relationship for them to take pay television rights to our new film and television programming.  It’s all in the formative stages, but right now it’s a pretty warm relationship given the success of The Tudors.

S. Gold

All right.  That’s good to hear.  The second question that I have is more of the environment for financing, to the extent that you guys truly are a low risk in that respect.  In terms of GAP financing can you talk a bit about the environment for GAP financing in Canada and sourcing GAP financing therein?

J. Lock

The environment is pretty healthy actually.  We’ve done quite well arranging third party GAP financing for our projects and covering off the exposure of our GAP financiers with distribution contracts from our distributors.  In other words, we’ve had financiers come in, provide the GAP financing and then quite quickly we’ve gone out and covered the GAP risk with license fees from our distributors.

We’re working with a fund in Canada right now, although we also work outside the fund, that provides a significant portion of our budgets in GAP financing, and there seems to be a pretty healthy appetite among investors to take part in that fund.

S. Gold

Great.  Thanks very much.

Moderator

Our next question comes from the line of Mary Smith.  Please go ahead.

M. Smith

Good morning.  Will the second season of The Tudors allow (inaudible) to increase its margin?  (Inaudible) and if so, will those margins further (inaudible) that Showtime renewed the series for a third season?

J. Flock

Your question was breaking up a bit, but I think you asked me is there going to be an increase on the margin in the second season.  Is that correct?

M. Smith

Yes.

TRILOGY CAPITAL

Host:  Michael Briola

April 18, 2007/12:00 p.m. EDT

J. Flock

Yes, there is.  The Tudors, for those of you who have seen it, is a historical epic, so a lot of the sets were either built or created digitally in the first season at significant cost.  A lot of that material can be reused for the second season, so we see a reduction in the cost of producing the series. At the same time, we’re expecting an increase in the license fees that our distributors will pay us for the series so we think it’s going to be more profitable in its second season for us than it was in the first season.

Moderator

Thank you.  Our next question comes from the line of Corey Hammill.  Please go ahead.

C. Hammill

A few questions.  When do you expect season two of The Tudors to start filming?

J. Flock

Soon.  We don’t have an exact date.  We’re talking to Showtime about it right now.

C. Hammill

In the summer?

J. Flock

In the summer, yes.

C. Hammill

Okay and then deliveries, could I assume they’ll begin in the fall, is that what you’re thinking?

J. Flock

Yes, Showtime will set their own schedule, but it wouldn’t surprise me to find that they had a very similar schedule next year to the one they had this year.

C. Hammill

So do you think season two they may wait and air season two similar time frame, like early April next year or would they bump it up and do it in the fall?

J. Flock

They could probably bump it up.  Now that we’ve got one under our belt it will be a little bit easier to complete and deliver the episodes, but they’re really going to set their own schedule and right now I would expect it to be similar to what it was this year.

Moderator

Thank you.  Our next question comes from the line of George Whiteside.  Please go ahead.

G. Whiteside

Good morning and congratulations on an excellent quarter.  I presume that you wouldn’t anticipate being able to replicate that percentage again, but

TRILOGY CAPITAL

Host:  Michael Briola

April 18, 2007/12:00 p.m. EDT

do you believe that your growth will be at the same absolute level going forward?

J. Flock

Mara, do you want to take a crack at that one?

M. DiPasquale

Yes.  Well, as we see that there were five episodes of The Tudors factored into Q2 so we do have another five episodes that will be delivered this current fiscal year so we feel that it will maintain for the balance of the fiscal year and then if we basically assimilate Tudors 2 into next year and every other operating activity we would expect it to be sort of at least continuing in the same fashion.  We don’t give forward guidance in fiscal 2008, but given what’s transpiring right now it appears to at least maintain.

J. Flock

And I think what you’ll see from the results is that we were really a third, a third and a third, more or less, across Home Entertainment, Television and our Feature film activity. So all of those sectors are growing.  This was a period of enormous growth.  I don’t think we’re going to continue to grow at the same rate organically, but each of our sectors grows and we’re continuing to look at accretive acquisitions to help keep things moving.

Moderator

Our next question comes from the line of Paul Gordon.  Please go ahead.

P. Gordon

I just have a question regarding Delirious and Chapter 27.  You’re looking for a distributor.  How close is that coming?  And also do those titles remain in the Peace Arch library?

J. Flock

Yes.  What happens is we license them for a term of years and then they return to us so depending on what terms we finally settle on. We’ll license them out for somewhere between five and 15 years, depending on how much of an advance we’re going to get from our distributors.  The factors for us are not simply how much they’ll pay as a license fee, but what the distributor’s commitment is in terms of releasing the movie; how much they’ll spend marketing it, how many theaters they will originally release it in.  So we’re looking at a number of various combinations.  We’re trying to balance the amount of the upfront license fee with the extent of the release commitment before we make a decision on which distributor we’re going to go with.

Moderator

Please continue as there are no further questions.

TRILOGY CAPITAL

Host:  Michael Briola

April 18, 2007/12:00 p.m. EDT

J. Flock

Thank you all for participating in the call today.  I’d like to reiterate that we’re just starting to see the results of the groundwork we’ve laid for substantial success in the entertainment industry for Peace Arch.  We have a great management team in place, all of whom have been very successful in prior ventures in the entertainment industry, and we’re starting to see the strength of our integrated business model.

I hope you can see that we’ve got a number of deals in the works that are going to grow our production and distribution operations and we continue to look at other acquisitions to grow the company.

Finally, I hope you’ll all continue to keep an eye on Peace Arch and follow our progress in the coming months.  We’ve got a lot of exciting developments in the works.  Thank you very much for listening.

Moderator

Ladies and gentlemen, that does conclude our conference for today.  Thank you for your participation and for using AT&T Executive Teleconference Service.  You may now disconnect.